UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 11, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release announcing that Biosteam Energy (Proprietary) Limited, a private company incorporated in South Africa (“BioSteam Energy”), and a 51.0%-owned subsidiary of the Company, had begun commercial operations and certain related matters. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding BioSteam Energy, including expected annual revenue generation of approximately $0.7 million from its initial project, potential carbon credit generation, future project development, and the exercise of rights of first refusal on future projects. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, risks related to the operation and performance of BioSteam Energy, including the ability to achieve expected revenue levels from carbon credit generation or other related revenue; the risk that actual revenue from BioSteam Energy’s initial project may be less than the approximately $0.7 million per annum currently expected due to operational disruptions, reduced customer demand, pricing changes, failure to generate carbon credits, or other factors; the availability, cost, and reliability of biomass feedstock supply; risks associated with operating in South Africa, including political, regulatory, economic, and currency exchange risks; changes in environmental laws, carbon credit certification standards, or government incentive programs that could affect the viability or value of carbon credits; the ability of BioSteam Energy to secure and develop additional projects, including through the exercise of rights of first refusal; dependence on the joint venture relationship, including risks related to disagreements between joint venture partners or changes in strategic priorities; technology and operational risks associated with biomass-powered steam generation systems, including unplanned downtime or underperformance; the Company’s ability to manage and integrate its international operations; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated May 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 11, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer